

August 16, 2011

Via E-mail
Ms. Jill E. York
Chief Financial Officer
MB Financial, Inc.
800 West Michigan St.
Chicago, IL 60607

> **Re:** **MB Financial, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 8, 2011**
> **Form 10-Q for the period ended March 31, 2011**
> **Filed May 3, 2011**
> **Form 10-Q for the period ended June 30, 2011**
> **Filed August 1, 2011**
> **File No. 0-24566-01**

Dear Ms. York:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Selected Financial Information, page 31

1. Please refer to your response to comment 2 of our June 6, 2011 letter. Revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core

operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety in the title.

Allowance for Loan Losses, page 54

2. Please refer to your response to comment 3 of our June 6, 2011 letter. You state that your model currently uses loan risk rating migrations for ten years. Recent changes in your local economic and business conditions or other qualitative factors could suggest a shorter period of analysis to better reflect current conditions. Please tell us what consideration you gave to using a shorter period of analysis.

3. In addition to the above, please provide us the loan loss risk rating migrations for the ten year period used to develop the general loss reserve. Explain how your model weighs each period and clarify how it captures and reflects the significant credit downgrades and losses in the most recent periods.

4. Please refer to your response to comment 5 of our June 6, 2011 letter and address the following:

   • We note the economic conditions that you set forth in your response and understand the factors that have contributed to the disruptions in markets across the company. What remains unclear is how your methodology for determining the allowance for loan losses captured those changes on a timely basis. Please provide us the loss factors you used to develop the allowance for loan losses by loan category in each of the quarters from January 1, 2009 through the most recent quarter along with the historical charges rates for each loan category of the same periods. Describe for us the apparent disconnect between the two, which has apparently resulted in annual charge-offs exceeding the beginning of the year balance of the allowance for loan losses.

   • Your response does not appear to discuss in detail what considerations management gave to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously. Please provide an expanded discussion in the response to this comment.

   • Regarding apparent fraud related to the commercial loan that was based on the borrowing base of the borrower, please revise future filings to discuss this matter and to discuss in detail what policies and procedures management has in place for detecting fraud on these types of loans, how they were circumvented in this case such that fraud was able to be perpetrated and whether or not those policies and procedures have been revised to prevent future fraud in this area.

- For each of the five loans indentified in your response to bullet point b to this comment, please provide us a more detailed schedule of the roll-forward of the deterioration of these credits and the specific allowance related to each of them. In your response, identify the specific factors that contributed to the deterioration of the loans, when those factors arose and how they effected the allowance for related allowance for loan losses.

- Based on your response it appears that significant impairments have relied heavily on recent appraisals. Considering the rapid deterioration of collateral values in your market, please revise future filings to discuss why obtaining annual appraisals is adequate.

- Please revise future filings to discuss your policy for restructuring loans into A/B notes, to discuss how you subsequently account for and classify (e.g., non-accrual/accrual) the loans and to quantify the number and amounts of these loans in each period presented.

Financial Statements

Note 2. Business Combinations, page 87

5. Please refer to your response to comment 10 of our June 6, 2011 letter and revise future filings to discuss the certain pre-established credit performance thresholds that would result in triggering the claw-back mechanism and to disclose the amount(s) of the related liabilities. If you believe this information it not material, please include it in your response letter for our consideration.

Certain Relationships, Related Transactions and Director Independence, page 131
Certain Transactions, page 46 of proxy statement on Schedule 14A

6. We note the disclosure under "Transactions" that loans were made to insiders on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for the period ended June 30, 2011
Results of Operations
Second Quarter Results, page 38

7. We note your disclosures regarding the sale of certain performing, sub-performing and non-performing loans. Please address the following:

- Please revise future filings to disclose when management decided to sell these loans and when the loans were reclassified to held for sale. Your revisions should clarify the timing of this sale such that no gain or loss on the sale appears to be reflected in your income statement.

- It appears you have included the cash-inflows for this sale in the operating section of the statements of cash flows, while the original cash outflow was disclosed in the investing section. ASC 230-10-45-12e states that if loans were acquired as investments, cash receipts from sales of those loans should be classified as investing cash flows regardless of a change in purpose for holding those loans. If our observation is correct, please revise future filings to include the related cash inflows in the investing section.

You may contact Greg Dundas, Staff Attorney, at (202)551-3436 or Mark Webb, Legal Branch Chief, at (202)551-3698 if you have questions regarding comments on the legal disclosures and related matters. Please contact Paul Cline at (202)551-3851 or me at (202)551-3474 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant